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Exhibit 4.75

news release	Contacts: Denis Couture Vice-President, Public Affairs & Communications (416) 982-7020
Lars-Eric Johansson Executive Vice-President & Chief Fiancial Officer (416) 982-7377

NORANDA RE-ISSUES THIRD QUARTER RESULTS WITH REVISED EARNINGS
PER COMMON SHARE NUMBERS
NORANDA REPORTS NET INCOME OF US$20 MILLION
FOR THE THIRD QUARTER
Successfully Completes Recapitalization Plan Further Strengthening Financial Position

        Note: Noranda has changed the currency in which it reports its financial statements from Canadian dollars to US dollars. This change was effective as of July 1, 2003. As a result, the Company's financial results and the management discussion in this report are stated in US dollars unless otherwise noted.

TORONTO, October 23, 2003 — Noranda Inc. today reported net income of US$20 million (US$0.05 per common share) for the three months ended September 30, 2003. For the same period in 2002, the Company reported a net loss of US$43 million or US$0.21 per common share. The improved performance is attributed to increased production from recently completed projects, higher achieved metal prices and a gain from the sale of units in the Noranda Income Fund. For the first nine months of 2003, the net loss is US$30 million or US$0.21 per share compared to a net loss of US$5 million or US$0.06 per share in 2002.

        Mr. Derek Pannell, Noranda's President and Chief Executive Officer, stated that "the impact of increased prices has only begun to be seen in the financial numbers of the Company. A complete quarter at current prices would further positively impact results."

Third Quarter Highlights

  •
  Increased EBITDA by US$116 million for the nine months year over year despite the negative impact of the stronger Canadian dollar on costs.

  •
  Completed recapitalization plan announced at the end of the second quarter:

  –
  Equity issue grossed US$431 million

  –
  Prefunded 8% debentures maturing in 2004 with US$350 million notes bearing 6% interest

  –
  Redeemed US$100 million of Preferred Shares

  –
  Reduced net debt by US$387 million in the quarter; total reduction of US$392 since year-end 2002

  –
  Converted to US dollar reporting.

  •
  Sold priority units in the Noranda Income Fund for net proceeds of US$84 million and a net after-tax gain of US$28 million.

  •
  Implemented a new business plan at the Horne smelter aimed at improving profitability.

  •
  Obtained release from guarantee of the Antamina debt as the operation achieved full financial completion.

Commentary

        "Noranda's financial position was strengthened this quarter with the implementation and completion of the recapitalization plan," continued Mr. Pannell. "Solid financial and operational progress has been achieved, however, improved results from higher metal prices were offset during the quarter by scheduled plant shutdowns and higher costs at our Canadian operations. The continuing positive trend in metal prices should improve results for the remainder of the year and into 2004."

Consolidated Results

        Revenues were 31% or US$276 million higher in the quarter reflecting the increase in metal prices and higher sales volumes from recently-completed projects.

        The increase in the cost of operations reflects primarily the impact of the stronger Canadian dollar and higher production levels.

        The cost to purchase raw materials was higher year-over-year due to increased feed requirements at the expanded Altonorte smelter, the resumption of full operations at the Horne smelter and higher metal prices.

        Corporate and general administration, exploration and research expenses were over 16% lower than the third quarter of 2002 as a result of the restructuring and cost control measures which were undertaken in prior periods in these areas.

        Interest expense of US$33 million is net of capitalized interest of US$3 million, which relates to the capital projects currently under construction. For the third quarter of 2002, capitalized interest was US$2 million.

OPERATIONS

Nickel

        The Nickel business produced operating income (earnings before interest, taxes and minority interest) of US$37 million in the quarter compared to US$6 million in the comparable period of 2002. The LME nickel price averaged US$4.25 per pound for the quarter compared to the third quarter 2002 average of US$3.10 per pound and current levels of US$5.00 per pound.

        Production from the Sudbury mines of 5,170 tonnes during the quarter was 4% below the level in 2002 primarily as a result of lower ore grades. Operating costs increased during the period due to the impact of a strengthening Canadian dollar and higher ground support costs.

        At Raglan, nickel production in the quarter was 6,082 tonnes and copper production was 1,688 tonnes. Nickel and copper production improved over comparable period last year as higher ore grades offset the impact of lower mine tonnages. Operating costs in the quarter were higher than in 2002 due to the impact of a strengthening Canadian dollar on operating costs, higher contractor costs largely related to improving the performance at the mill and increased labour costs.

        Nickel and copper production from the Sudbury smelter of 11,373 and 3,824 tonnes, respectively, was higher than the 10,371 and 3,702 tonnes produced in the third quarter of 2002. Consistent with prior years, the smelter was closed for seven weeks for a maintenance and vacation shutdown during the quarter. The smelter had a record production month in September for matte and nickel. Operating costs for the quarter were higher than last year due to the strengthening of the Canadian dollar.

        Production from the Nikkelverk refinery of 15,912 tonnes of nickel and 8,882 tonnes of copper were 34% and 51% ahead of last year's levels due to increased feed volumes from the Sudbury smelter. Operating costs were also impacted by the strengthening of the Norwegian kroner in the quarter.

        Nickel production at Falcondo of 7,293 tonnes exceeded last year's level by approximately 5%. Cash operating costs were higher than in the corresponding quarter of 2002 primarily because of higher oil prices.

Copper

        The Copper business reported operating income of US$35 million in the quarter compared to US$11 million in the comparable period of 2002. The LME price for copper averaged US$0.80 per pound for the quarter, an improvement of 16% and 7% over the previous year's third quarter and the second quarter of 2003 respectively. This also compares to current levels for LME copper of US$0.90 per pound.

        Third quarter copper production at Antamina was significantly lower than a year ago, due mainly to an unfavourable ore mix which adversely affected milling rate and recovery. Mining of sediments from a lake drained during the construction period is not expected to be completed until June 2004, restricting access to higher quality ore underlying the sediments. The lower copper production will be partially offset by higher zinc production during this period. Production in 2003 is projected to be 85,000 tonnes of copper and 120,000 tonnes of zinc, compared with 110,000 tonnes of copper and 78,000 tonnes of zinc in 2002. During the quarter, the mine achieved full financial completion thereby releasing the partners of the guarantees on the project debt.

        Collahuasi's mine production in the third quarter, at 40,477 tonnes, was below the previous year's level due to expected lower ore grades. Cathode production at 7,241 tonnes compared to 6,794 tonnes in the third quarter of 2002. The expansion project continues on budget and on schedule with over 60% of the work already completed.

        Production from Lomas Bayas of 15,663 tonnes set a new quarterly record for the mine. The crusher expansion continues on schedule and on budget. A feasibility study of the adjacent Fortuna de Cobre deposit has been initiated. An option to acquire the deposit for US$15 million is in existence until 2006.

        At the Altonorte smelter, copper anode production of 72,781 tonnes was higher than the third quarter of 2002 and the second quarter of 2003 by 79% and 7% respectively as the new facilities continue to ramp up to full capacity. During the quarter, additional casting capacity was brought online with the successful installation of a second casting wheel. The smelter has already attained its new annual operating capacity of 820,000 tonnes of throughput producing 290,000 tonnes of copper anode and 700,000 tonnes of sulphuric acid.

Canadian Copper and Recycling

        The Canadian Copper and Recycling business recorded an operating loss of US$12 million in the quarter. The results reflect the impact of the 13-week shutdown of the zinc metallurgical operations and maintenance shutdowns at the Kidd Creek copper smelter and refining operations as well as the province-wide power outage in August. The loss of US$18 million reported in the comparable period of 2002 included the effects of the labour strike at the Horne smelter.

        Production from the Horne smelter and CCR refinery were affected by the return to work ramp-up following the labour strike. Over the next nine months, the smelter will focus on processing an increased volume of higher-margin recycle material and scaling back the volume of the lower-margin, off-shore primary concentrate. Current initiatives will reduce the smelter feed and anode production by approximately 20% commencing mid 2004, lower staff levels by one-third and improve operating cost by approximately US$23 million annually.

        The Company's new electronic recycling facility in Brampton, Ontario began operations during the quarter. The plant is expected to process approximately one million pounds a month of end-of-life electronics at full operations. The facility is the third Noranda end-of-life electronic recycling plant in North America and is part of the Company's strategy to gather higher margin feed for the Company's Horne smelter.

        Zinc production from the Kidd Creek mine was lower than for the corresponding period of 2002 due to rehabilitation work in the upper mine required by ground control issues. Ore grades improved and are expected to continue to do so with increased tonnage in the upper part of the mine.

        Kidd's copper cathode production for the period was lower than the same period last year as a result of the previously mentioned maintenance shutdown following a record 22-month campaign. The zinc operations, which were down for most of the quarter for market-related reasons, were restarted in early October as planned. Manpower reductions announced in July are being implemented and employment levels at the metallurgical site have been reduced below 800 people.

Zinc

        The Zinc business recorded slightly improved results, with an operating loss of US$10 million excluding the gain on the sale of the Noranda Income Fund in the quarter compared to an operating loss of US$18 million in the same period last year. The improved results are mainly due to increased production and higher zinc prices. The LME zinc price averaged US$0.37 per pound in the quarter compared to the third quarter 2002 average of US$0.35 per pound and current levels of US$0.41 per pound.

        Production at the Brunswick mine of 69,629 tonnes of zinc was over 6% ahead of last year's level of 65,941 tonnes. Mill throughput averaged 9,744 tonnes per day, a 10% increase from the 2002 third quarter.

        The Brunswick Smelter is scheduled to restart operations in November following the planned four-month shutdown which began in mid-June.

        At the Bell-Allard mine, mill throughput, ore grades and recoveries all exceeded the levels of the third quarter of 2002.

Aluminum

        The Aluminum business produced operating income of US$1 million in the quarter compared to US$7 million in the same quarter of 2002. The LME aluminum price averaged US$0.65 per pound for the period, up almost 8% from a year ago.

        At the primary smelter, production exceeded last year's level however, value-added product sales were lower due to continued slowness in the manufacturing sector. Profitability was affected by higher power and natural gas costs of approximately US$11 million.

        At Norandal, shipments were up 21% over the same period last year although overall industry shipments remained flat over the same period.

FINANCIAL RESOURCES AND LIQUIDITY

        During the third quarter, the Company's recapitalization plan was completed and financial resources bolstered significantly. At the end of the quarter, cash resources stood at US$728 million and net debt at US$2.7 billion. The net debt-to-equity ratio has improved to 43.5% at the end of September from 53.9% at the end of 2002. In addition, the Company has over US$1 billion of available consolidated undrawn committed bank lines.

        As part of the recapitalization plan announced at the end of the second quarter, the Company issued 48.5 million new common shares for net proceeds of US$431 million. Brascan Corporation, which owns approximately 42% of Noranda, subscribed for 20 million shares of the issue. The Company used the proceeds to reduce debt and redeem the US$100 million of preferred shares which were issued to Brascan earlier in the year as bridge financing.

        Additionally, the Company prefunded its US$300 million 8% debenture due June 2004 with the sale of US$350 million of 6%, 12-year notes. Pending the June 2004 debenture maturity, Noranda intends to use the net proceeds for general corporate purposes.

        In mid-July, Noranda sold its remaining 11,984,900 Priority Units of the Noranda Income Fund at Cdn$9.85 per unit to a syndicate of underwriters. Net proceeds of US$84 million were used to repay debt and an after-tax gain of US$28 million was recorded on the sale.

        Cash generated from operations before changes in working capital, amounted to US$90 million for the quarter and US$386 million for the first nine months compared to US$14 million and US$271 million a year ago.

        Capital investments of US$338 million for the nine-month period were as planned. For the full year investments are expected to total US$520 million with the major commitments being the deepening of the Kidd Mine D, the transition and expansion of the Collahuasi facility and the development of the Montcalm nickel/copper project.

PROJECTS

Nickel Rim South

        Additional surface drilling continues to define the resource which remains open to the north-east and also to finalize the location of the necessary exploration infrastructure for an underground definition program. A bankable feasibility study for this program is underway and will be presented to the Board of Directors early in the first quarter of 2004.

Montcalm

        Work continues on securing the necessary operating permits to start the construction and operation of the Montcalm nickel project. The Company is in discussions with both the government and other groups and is optimistic that an agreement can be reached which addresses concerns that have been raised. The net capital cost to develop the project after pre-production revenues is estimated at Cdn$100 million.

Koniambo

        Work on the Koniambo project in New Caledonia continues to advance. The project team is mobilized to begin the bankable feasibility study which is expected to begin shortly. Discussions with the French government about the financing structure of the project continues to progress.

DIVIDENDS

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	November 28, 2003	December 15, 2003
Preferred Series F shares	Floating rate	November 28, 2003	December 12, 2003
Preferred Series F shares	Floating rate	December 31, 2003	January 12, 2004
Preferred Series F shares	Floating rate	January 31, 2004	February 12, 2004
Preferred Series G shares	Cdn$0.38125 per share	January 15, 2004	February 1, 2004
Preferred Series H shares	Cdn$0.40625 per share	November 15, 2003	December 31, 2003

QUARTERLY WEBCAST

        Noranda will be holding its quarterly teleconference on Thursday, October 23, 2003 at 8:30 a.m. Eastern Standard Time. The call will be broadcast live on the internet via www.noranda.com.

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in US dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

($ US millions)

	Third Quarter		Nine Months Ended September 30
	2003	Restated 2002	2003	Restated 2002
		(Note 2)		(Note 2)
Revenues(1)	1,165	889	3,333	2,986
Operating expenses
Cost of operations	514	447	1,517	1,421
Purchased raw materials	478	344	1,284	1,130
Corporate and general administration	12	14	39	43
Exploration	10	12	24	28
Research	3	4	9	12
Other operating costs (income)	2	7	(2)	6

	1,019	828	2,871	2,640

Operating income before depreciation and restructuring costs	146	61	462	346
Depreciation, amortization and reclamation	120	117	361	356
Gain on sale of investment	(34)	—	(34)	(61)
Restructuring costs (income)	(3)	—	41	15

Operating income (loss)	63	(56)	94	36
Interest expense, net	33	26	108	71
Tax recovery	(1)	(33)	(30)	(44)
Minority interest in earnings of subsidiaries	11	(6)	46	14

Net income (loss)	20	(43)	(30)	(5)
Dividend on preferred shares	8	6	20	8

Income (loss) attributable to common shares	12	(49)	(50)	(13)

Basic and Diluted Earnings (Loss) per common share — $	$0.05	$(0.21)	$(0.21)	$(0.06)

Noranda Inc. has approximately 294.0 million common shares outstanding as at September 30, 2003

(1)
Revenues for the nine months and quarter ended September 30, 2003 include $5 million and $4 million (2002 — $3 million and $3 million) as the Company's share of earnings in the Noranda Income Fund.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ US millions)

	Sept. 30 2003	Restated Dec. 31 2002
		(Note 2)
Assets
Current assets
Cash and cash equivalents	728	293
Accounts receivable	607	476
Inventories	1,031	896

	2,366	1,665
Capital assets	5,506	5,179
Investments and other assets	312	258
Future income tax asset	223	153

	8,407	7,255

Liabilities and Shareholders' Equity
Current Liabilities
Bank advances and short-term notes	23	25
Accounts and taxes payable	815	720
Debt due within one year	418	310

	1,256	1,055
Long-term debt — wholly-owned operations	1,233	1,403
— partially-owned subsidiaries and projects	1,700	1,593
Liability element of convertible debentures	18	18
Future income tax liability	265	202
Other deferred credits	474	367
Minority interest in subsidiaries	873	759
Shareholders' equity (Note 10)	2,588	1,858

	8,407	7,255

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ US millions)

	Third Quarter		Nine Months Ended September 30
	2003	Restated 2002	2003	Restated 2002
		(Note 2)		(Note 2)
Cash realized from (used for):
Operations
Earnings (loss)	20	(43)	(30)	(5)
Charges (credits) not affecting cash:
Depreciation and amortization	116	111	336	334
Future income taxes	(20)	(63)	(17)	(60)
Minority interests in earnings of subsidiaries	11	(6)	46	14
Earnings in associates net of dividends received	—	—	5	(1)
Other	(37)	15	46	(11)

	90	14	386	271
Change in operating working capital	58	(28)	(92)	(116)

	148	(14)	294	155

Investment activities
Capital expenditures	(129)	(122)	(338)	(377)
Investments and advances	(22)	(41)	(29)	(61)
Sale of assets and investments	85	26	91	292

	(66)	(137)	(276)	(146)

Financing activities
Long-term debt, including current portion
Issued	(16)	125	375	622
Repaid	(43)	(229)	(385)	(439)
Issue of common shares	433	—	433	—
Settlement of stock options	—	—	—	(2)
Redemption of preferred shares	(105)	—	(105)	—
Issue of preferred shares	—	—	198	—

	269	(104)	516	181

Dividends	(32)	(28)	(99)	(109)

Cash generated (used)	319	(283)	435	81
Cash, beginning of period	409	543	293	179

Cash, end of period	728	260	728	260

NORANDA INC.

PRODUCTION VOLUMES

	Third Quarter		Nine Months Ended Sept. 30
	2003	2002	2003	2002
Mine Production (tonnes, except as noted)
Copper
Kidd Creek	11,109	10,744	32,482	32,784
Matagami	1,962	1,429	5,893	5,373
Brunswick	2,120	1,935	6,699	6,524
INO	7,786	8,028	27,732	28,399
Antamina (33.75%)	17,560	25,577	63,959	83,267
Collahuasi (44%)	40,477	46,279	128,203	139,291
Lomas Bayas	15,663	14,693	45,044	43,883
Other	3,094	4,606	12,828	14,408

	99,771	113,291	322,840	353,929

Zinc
Kidd Creek	19,782	27,336	57,433	79,824
Brunswick	69,629	65,941	214,369	206,817
Matagami	28,434	19,409	78,831	63,064
Antamina (33.75%)	32,863	21,598	90,623	59,700
Other	2,958	2,636	7,050	6,951

	153,666	136,920	448,306	416,356

Nickel	11,252	11,359	37,967	38,693
Ferronickel	7,293	6,948	20,737	17,212
Lead	19,023	19,042	57,359	57,195
Silver — 000 ounces
Kidd Creek	604	773	1,891	2,755
Brunswick	1,550	1,454	4,575	4,693
Matagami	107	34	293	212
Antamina (33.75%)	484	595	1,744	1,819
Other	78	62	208	189

	2,823	2,918	8,711	9,668

Metal Production (tonnes, except as noted)
Refined copper
CCR	71,358	30,215	160,828	184,640
Kidd Creek	24,448	39,327	99,431	110,467
Nikkelverk	8,882	5,886	26,260	21,352
Collahuasi (44%)	7,241	6,794	20,686	19,802
Lomas Bayas	15,663	14,693	45,044	43,883

	127,592	96,915	352,249	380,144

Copper anodes
Gaspe	—	—	—	29,612
Horne	43,293	23,522	93,614	116,653
Kidd Creek	22,487	35,436	95,531	108,139
Altonorte	72,781	40,606	181,791	103,093

	138,561	99,564	370,936	357,497

Refined zinc
Kidd Creek	5,301	34,278	74,202	106,717
CEZ (Noranda Income Fund) (100% — basis)	69,891	70,358	197,619	202,687

	75,192	104,636	271,821	309,404

Refined nickel
Nikkelverk	15,912	11,863	56,615	47,234
Falcondo	7,293	6,948	20,737	17,212

	23,205	18,811	77,352	64,446

Primary aluminum	60,755	59,749	183,059	175,963
Fabricated aluminum	38,864	32,194	112,449	96,369
Refined lead	—	12,335	47,788	61,819
Refined gold — 000 ounces	265	206	828	839
Refined silver — 000 ounces	6,698	7,799	22,394	32,476

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

	Third Quarter		Nine Months Ended Sept. 30
	2003	2002	2003	2002
Metal Sales (tonnes, except as noted)
Copper
CCR	68,452	36,340	164,214	211,832
Kidd Creek	26,098	29,699	81,246	79,205
Nikkelverk	12,093	11,470	42,702	40,731
Antamina (concentrates) (33.75%)	18,639	30,579	62,226	87,994
Collahuasi (concentrates) (44%)	30,401	35,596	103,863	106,129
Collahuasi (44%)	6,880	6,794	24,645	31,638
Lomas Bayas	15,601	14,402	44,996	44,665

	178,164	164,880	523,892	602,194

Zinc
Kidd Creek	25,407	34,508	89,285	108,699
Antamina (concentrates) (33.75%)	26,781	19,184	73,214	57,224
Brunswick/Matagami (concentrates)	88,055	72,048	252,186	185,173

	140,243	125,740	414,685	351,096

CEZ (Noranda Income Fund) (100% — basis)	72,438	73,269	196,585	205,440
Nickel	17,558	14,780	58,510	50,685
Ferronickel	7,361	6,279	20,352	14,282
Aluminum
Primary aluminum — shipments	58,562	60,208	181,942	180,977
Norandal — shipments	38,864	32,194	112,449	96,369
Lead	3,928	14,293	48,843	60,505
Gold — 000 ounces	277	110	726	700
Silver — 000 ounces
CCR	8,654	7,348	24,044	32,596
Kidd Creek	1,550	986	4,307	2,488
Antamina (33.75%)	421	590	1,431	1,680

	10,625	8,924	29,782	36,764

Average Realized Prices — ($U.S. per pound, except as noted)
Copper	0.82	0.74	0.78	0.75
Copper — Falconbridge	0.81	0.67	0.76	0.72
Zinc	0.42	0.40	0.41	0.41
Zinc — Falconbridge	0.41	0.38	0.40	0.39
Nickel	4.33	3.23	3.99	3.09
Ferronickel	4.15	3.22	3.87	3.15
Aluminum	0.68	0.64	0.67	0.65
Lead	0.26	0.21	0.25	0.24
Gold ($US per ounce)	363.78	316.02	354.59	303.90
Silver ($US per ounce)	5.01	4.70	4.79	4.63
Silver — Falconbridge ($US per ounce)	4.83	4.70	4.72	4.64
Exchange Rate (Cdn$1 = US$1)	0.72	0.64	0.70	0.64

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except as otherwise indicated)

1.     Accounting Policies

        These unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements except as discussed in Note 2 below. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2.     Change in Accounting Policy

        Effective January 1, 2003, Noranda revised its capitalization of interest policy to harmonize its policies with U.S. accounting standards.

        Previously, Noranda capitalized interest that could be identified with major projects until the project achieved commercial production. Under the new policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production. As a result, an increase to retained earnings of $24 million was recorded at January 1, 2003 ($23 million at January 1, 2002). The change resulted in an increase to earnings for the nine months and quarter ended September 30, 2003 0f $12 million and $7 million.

3.     Change in Functional and Reporting Currency

        Prior to July 1, 2003, Noranda's Canadian operations have been measured in Canadian dollars and the consolidated financial statements have been expressed in Canadian dollars. Effective July 1, 2003, the United States dollar ["US dollar"] was adopted as the unit of measure of Noranda's Canadian operations which reflect significant operational exposure to the US dollar and the predominantly US dollar-based asset and investment base of the Company. Concurrent with this change in functional currency, Noranda adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented for comparative purposes into United States dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the cumulative translation account.

        Utilizing this method, the comparative consolidated statements of income and cash flows for the three and nine-months periods ended September 30, 2002 were translated into US dollars using monthly average rates, the assets and liabilities on the comparative consolidated balance sheet at December 31, 2002 were translated using the prevailing noon rate at December 31, 2002 of Cdn. 1.5796 per U.S. $1.00.

        For periods after July 1, 2003, the assets and liabilities of Noranda's operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the month end and revenues and expenses are translated at the average rate during the month. Exchange gains and losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

4.     Sale of Investment

        On July 17, 2003, Noranda sold its remaining 11,984,900 Priority Units of the Noranda Income Fund for net proceeds of $84 million. The pre-tax gain on the sale was $34 million. The proceeds were used to repay debt.

5.     Equity Share Issue

        On March 25, 2003, Noranda issued six million Cumulative Preferred Shares, Series H to the public, for gross proceeds of $98 million. These shares carry a 6.5% annual dividend.

        On April 24, 2003, Noranda completed an issue of six million Cumulative Preferred Shares, Series I to Brascan Corporation, for gross proceeds of $100 million. These shares were redeemed by Noranda on August 18, 2003.

        On August 18, 2003, Noranda completed an issue of 48.52 million common shares for total gross proceeds of $431 million.

        Proceeds from these issues were applied against the Company's revolving bank debt and used to retire the Company's Preferred Shares Series I.

6.     Debt

        On May 9, 2003 Noranda's partially-owned subsidiary issued US$250 million 5.375% fixed rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under the company's commercial paper program, to fund planned expenditures and for other general corporate purposes.

        On September 24, 2003, Noranda issued $350 million 6% fixed rate debentures maturing October 15, 2015. The proceeds from this offering will be used to repay Noranda's $300 million 8.125% debentures maturing in June 2004 and for general corporate purposes.

7.     Business Restructuring

        The total year-to-date restructuring costs of $33 million includes a first quarter charge of $29 million related to costs associated with the Company's decision to temporarily shutdown its Magnesium operation.

8.     Stock-Based Compensation

        During the first quarter, the Company granted 1,157,500 stock options at a price of $13.82 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted-average expected dividend of 5.79% annually and an interest rate of 4.95%, and is being charged against net income over its vesting period.

        During the third quarter, the company granted 40,000 stock options at a price of $12.67 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming an 8-year term, 25% volatility, a weighted-average expected dividend of 5.16% annually and an interest rate of 4.73%, and is being charged against net income over its vesting period.

        Corporate and general administration for the nine months and quarter ended September 30, 2003 include compensation costs of $2 million and $1 million relating to outstanding options.

9.     Exchange Gains and Losses

        The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's international assets are also denominated in their local currency and exposed to exchange volatility. Prior to July 1, 2003, at which point Noranda changed its functional currency to the US dollar (note 3), Noranda managed its US dollar revenue exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties.

        The impact to earnings for nine months and quarter ended September 30, 2003 are exchange gains of $29 million and $13 million (2002 — exchange loss of $18 million and $9 million respectively).

        Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a loss of $11 year-to-date and $7 million for the quarter (2002 — gain of $3 million in the quarter and $2 million) at Noranda's partially-owned subsidiary.

10.   Shareholders' Equity

	September 30, 2003		December 31, 2002
	Shares	Amount	Shares	Amount
	(000)		(000)
Share capital
Authorized - an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of year	241,289	$1,595	238,584	$1,568
Issue of common shares	48,520	431	—	—
Issued on exercise of stock options	2	—	15	—
Issued under dividend re-investment	4,221	41	2,553	26
Issued under share purchase plan	—	—	137	1

Balance, end of period	294,032	$2,067	241,289	$1,595

Preferred Shares, Series F
Balance beginning of year and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning of year and end of period	8,754	137	8,754	137

Preferred Shares, Series H
Balance beginning of year	—	—	—	—
Issued	6,000	98	—	—

Balance end of period	6,000	98	—	—

Preferred Shares, Series I
Balance beginning of year	—	—	—	—
Issued	6,000	100	—	—
Redeemed	(6,000)	(100)

Balance end of period	—	—	—	—

Contributed Surplus		1		1

Convertible Debentures		82		79

Basic and Diluted weighted average number of shares		248,222,224		238,823,521

Retained Earnings (deficit):
Balance beginning of year		$24		$608
Loss		(30)		(447)
Dividends: Common		(96)		(122)
Preferred		(20)		(11)
Other		(3)		(4)

Balance end of period		(125)		24

Currency Translation and other at end of period		269		(37)

Total Shareholders' Equity		$2,588		$1,858

11.   Post-employment costs

        Noranda's post-employment benefit expense for the nine months and quarter ended September 30, 2003 was $87 million and $25 million (2002 — $70 million and $36 million), which included $54 million and $7 million for its pension benefit plans and $32 million and $17 million for other benefit plans (2002 — nine months $41 million and $17 million; quarter $29 million and $19 million).

        At September 30, 2003, Noranda's pension plan assets were $1,445 (Dec 2002 — $1,872) while obligations were $1,612 (Dec 2002 — $2,203).

12.   Guarantees

        Effective January 1, 2003, the new CICA Accounting Guideline 14 requires disclosure of certain guarantees binding on corporations. Noranda has determined that it has no material guarantees requiring disclosure under the accounting standard.

13.   Comparative Figures

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated statements.

14.   Segmented Information

        Noranda has five operating segments: Aluminum, Canadian Copper and Recycling, Copper, Nickel and Zinc. Operating results are presented below:

	Third Quarter 2003
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$173	356	285	297	102	(48)	$1,165

Operating expenses
Cost of operations	95	114	91	148	49	17	514
Purchased raw materials	66	238	125	69	45	(65)	478
Corporate and general administration	—	—	—	—	—	12	12
Exploration	—	—	—	8	—	2	10
Research and development	—	—	—	3	—	—	3
Other operating income	—	1	—	—	—	1	2

	161	353	216	228	94	(33)	1,019

Operating income (loss) before depreciation and restructuring costs	12	3	69	69	8	(15)	146
Depreciation, amortization and reclamation	11	19	34	32	19	5	120
Gain on sale of investment	—	—	—	—	(34)	—	(34)
Restructuring costs (income)	—	(4)	—	—	(1)	2	(3)

Operating income (loss)	$1	(12)	35	37	24	(22)	$63

Interest expense, net							(33)
Tax recovery							1
Minority interest in earnings of subsidiaries							(11)

Net income							$20

Capital investments	$5	25	63	31	—	5	$129

	Third Quarter 2002 (Restated - Note 2)
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$167	250	188	195	92	(3)	$889

Operating expenses
Cost of operations	85	90	79	124	47	22	447
Purchased raw materials	62	160	58	30	50	(16)	344
Corporate and general administration	—	—	—	—	—	14	14
Exploration	—	—	5	6	1	—	12
Research and development	1	—	1	1	—	1	4
Other operating costs (income)	1	—	—	—	(2)	8	7

	149	250	143	161	96	29	828

Operating income (loss) before depreciation	18	—	45	34	(4)	(32)	61
Depreciation, amortization and reclamation	11	19	34	28	15	10	117
Restructuring costs (income)	—	(1)	—	—	(1)	2	—

Operating income (loss)	$7	(18)	11	6	(18)	(44)	$(56)

Interest expense, net							(26)
Tax recovery							33
Minority interest in earnings of subsidiaries							6

Net loss							$(43)

Capital investments	$7	21	34	22	1	37	$122

14.   Segmented Information

	Nine Months ended September 30, 2003
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$515	1,006	706	887	293	(74)	$3,333

Operating expenses
Cost of operations	281	316	249	459	166	46	1,517
Purchased raw materials	184	660	250	179	138	(127)	1,284
Corporate and general administration	—	—	—	—	—	39	39
Exploration	—	—	3	18	—	3	24
Research and development	—	—	—	6	—	3	9
Other operating (costs)	—	1	—	—	—	(3)	(2)

	465	977	502	662	304	(39)	2,871

Operating income (loss) before depreciation and restructuring costs	50	29	204	225	(11)	(35)	462
Depreciation, amortization and reclamation	32	56	101	96	52	24	361
Gain on sale of investment	—	—	—	—	(34)	—	(34)
Restructuring costs (income)	—	3	—	—	(1)	39	41

Operating income (loss)	$18	(30)	103	129	(28)	(98)	$94

Interest expense, net							(108)
Tax recovery							30
Minority interest in earnings of subsidiaries							(46)

Net loss							$(30)

Total assets, excluding cash, cash equivalents and future tax assets	$802	1,552	2,400	1,575	438	689	$7,456

Capital investments	$15	65	157	68	—	33	$338

	Nine Months ended September 30, 2002 (Restated — Note 2)
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$500	1,011	554	591	327	3	$2,986

Operating expenses
Cost of operations	254	345	231	337	191	63	1,421
Purchased raw materials	184	644	138	100	129	(65)	1,130
Corporate and general administration	—	—	—	—	—	43	43
Exploration	—	1	8	13	2	4	28
Research and development	1	1	1	5	1	3	12
Other operating costs (income)	1	—	—	—	(2)	7	6

	440	991	378	455	321	55	2,640

Operating income (loss) before depreciation	60	20	176	136	6	(52)	346
Depreciation, amortization and reclamation	30	56	104	88	47	31	356
Gain on sale of investment	—	—	—	—	(61)	—	(61)
Restructuring costs	—	12	—	—	—	3	15

Operating income (loss)	$30	(48)	72	48	20	(86)	$36

Interest expense, net							(71)
Tax recovery							44
Minority interest in earnings of subsidiaries							(14)

Net loss							$(5)

Total assets, excluding cash, cash equivalents and future tax assets	$800	1,257	2,256	1,397	534	1,081	$7,325

Capital investments	$22	75	110	61	4	105	$377

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Exhibit 4.75
NORANDA INC. CONSOLIDATED RESULTS ($ US millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS ($ US millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS ($ US millions)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Millions of US dollars, except as otherwise indicated)